UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Stoke Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86150R107

(CUSIP Number)
Patrik Blochlinger
Chief Legal Officer
Rigmora (Switzerland) Ltd
Stockerstrasse 8
8002 Zurich, Switzerland
+41 44 287 2498

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2024

(Date of Event Which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86150R107
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Blue Horizon Enterprise Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,905,121
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,905,121
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,905,121
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 14.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5.
1
The percentages used herein and in the rest of this Schedule 13D are calculated based upon 46,303,743 shares of the Issuer’s common stock outstanding as of March 15, 2024, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2024.

 CUSIP No. 86150R107
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Ezbon International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,938,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,938,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,938,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 8.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5.

CUSIP No. 86150R107

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Montrago Trustees Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,843,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,843,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,843,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 23.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5.

CUSIP No. 86150R107

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Skorpios Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,843,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,843,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,843,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 23.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) is filed by Skorpios Trust, Montrago Trustees Limited (“Montrago Trustees”), Ezbon International Limited (“Ezbon”) and Blue Horizon Enterprise Ltd. (“Blue Horizon” and, collectively, the “Reporting Persons”) and amends the Schedule 13D initially filed on June 30, 2021 by the Reporting Persons (as amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2(b) of this Schedule 13D is hereby amended and restated and Item 2(c) is hereby amended and supplemented as follows:

(b)
The address of the principal business office of each of Blue Horizon and Ezbon is 3076, Sir Francis Drakes Highway, Road Town, Tortola, British Virgin Island.

The address of the principal business office of each of Montrago Trustees and Skorpios Trust is 195 Arch. Makarios III Ave., Neocleous House, 3030 Limassol, Cyprus.

(c)	The information set forth in amended and restated Annex A hereto is incorporated by reference in response to this item.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

On April 17, 2024, Ezbon sold 3,600,000 Shares of the Issuer in an open market transaction at a price of $11.60 per share.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) – (c) of this Schedule 13D is hereby amended and restated as follows:

(a)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(b)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	The information reported in Item 4 is incorporated herein by reference. Other than as disclosed in that item, no transactions in the Shares have been effected by the Reporting Person during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding the following:

On May 3, 2023, Blue Horizon and Ezbon entered into a Registration Rights Agreement with the Issuer. Pursuant to the Registration Rights Agreement, Blue Horizon and Ezbon are entitled to certain customary rights with respect to the registration of their Shares under the Securities Act of 1933, as amended. As of the date of this filing, neither of Blue Horizon or Ezbon have exercised any registration rights under the Registration Rights Agreement. The Registration Rights Agreement is attached as Exhibit 2 to this Amendment No. 1 and incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 18, 2024, by and among the Reporting Persons.

Exhibit 2	Registration Rights Agreement, by and among Stoke Therapeutics, Inc., Blue Horizon Enterprise Ltd. and Ezbon International Limited, dated May 3, 2023. (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 4, 2023).

SIGNATURES

    After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 18, 2024

Blue Horizon Enterprise Ltd.

By:	/s/ Eleni Constantinou Kyriacou
Name:	Eleni Constantinou Kyriacou
Title:	Director

Ezbon International Limited

By:	/s/ Eleni Constantinou Kyriacou
Name:	Eleni Constantinou Kyriacou
Title:	Director

Montrago Trustees Limited

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Skorpios Trust

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Exhibit 1
Joint Filing Agreement

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 18, 2024
Blue Horizon Enterprise Ltd.

By:	/s/ Eleni Constantinou Kyriacou
Name:	Eleni Constantinou Kyriacou
Title:	Director

Ezbon International Limited

By:	/s/ Eleni Constantinou Kyriacou
Name:	Eleni Constantinou Kyriacou
Title:	Director

Montrago Trustees Limited

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Skorpios Trust

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Annex A

Information with respect to Executive Officers and Directors of the Reporting Persons

The name and principal occupation of each of the directors and executive officers of Blue Horizon are listed below. The business address of each person is 3076, Sir Francis Drakes Highway, Road Town, Tortola, British Virgin Island.

Directors:

Name:	Principal Occupation:
Alexia Georgiou	Director of M.C.R.S. Limited
Eleni Constantinou Kyriacou	Director of M.C.R.S. Limited
Maro Fylaktou Christodoulou	Director of M.C.R.S. Limited

Executive Officers:

Name:	Principal Occupation:
N/A	N/A

The name and principal occupation of each of the directors and executive officers of Ezbon are listed below. The business address of each person 3076, Sir Francis Drakes Highway, Road Town, Tortola, British Virgin Island.

Directors:

Name:	Principal Occupation:
Alexia Georgiou	Director of M.C.R.S. Limited
Eleni Constantinou Kyriacou	Director of M.C.R.S. Limited
Maro Fylaktou Christodoulou	Director of M.C.R.S. Limited

Executive Officers:

Name:	Principal Occupation:
N/A	N/A

The name and principal occupation of each of the directors and executive officers of Skorpios Trust are listed below. The business address of each person is 195 Arch. Makarios III Ave., Neocleous House, 3030 Limassol, Cyprus.

Directors:

Name:	Principal Occupation:
Androulla Papadopoulou	Director of Montrago Trustees Limited
Eliana Giannakou Hadjisavva	Director of Montrago Trustees Limited
Elias Neocleous	Director of Montrago Trustees Limited

Executive Officers:

Name:	Principal Occupation:
N/A	N/A

The name and principal occupation of each of the directors and executive officers of Montrago Trustees are listed below. The business address of each person is 195 Arch. Makarios III Ave., Neocleous House, 3030 Limassol, Cyprus.

Directors:
Name:	Principal Occupation:
Androulla Papadopoulou	Head of incorporation department of Elias Neocleous & Co LLC
Eliana Giannakou Hadjisavva	Deputy Head of incorporation department of Elias Neocleous & Co LLC
Elias Neocleous	Managing partner of Elias Neocleous & Co LLC

Executive Officers:

Name:	Principal Occupation:
N/A	N/A